UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Glass Houses Acquisition Corp.

(Name of Issuer)
Class A Common Stock, $0.0001 par value

(Title of Class of Securities)
37714P103

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37714P103	SCHEDULE 13G

1		NAME OF REPORTING PERSONS 11 Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,998,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,998,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 37714P103	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Glass Houses Acquisition Corp. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

3811 Turtle Creek Blvd., Suite 1100

Dallas, Texas 75219

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by 11 Capital Partners LP (the “Firm”), a Delaware limited partnership. The address for the Firm is: 780 Third Avenue, 28th Floor, New York, NY 10017.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value (the “Common Stock”).

Item 2.	(e) CUSIP No.:

37714P103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)    ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 37714P103	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned:	1,998,000*
(b) Percent of Class:	9.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	1,998,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	1,998,000*

The Firm is the investment manager to 11 Capital Master Fund LP, a Cayman Islands exempted limited partnership (the “Master Fund”), and certain managed accounts (the “Managed Accounts”). The Firm, as the investment manager to the Master Fund and the Managed Accounts, may be deemed to beneficially own the securities held by the Master Fund and the Managed Accounts.

As of December 31, 2021, (i) the Master Fund held 739,232 shares of Common Stock and warrants (“Warrants”) to purchase up to 369,616 shares of Common Stock and (ii) the Managed Accounts held 1,258,768 shares of Common Stock and Warrants to purchase up to 629,384 shares of Common Stock. The Warrants are not currently exercisable within 60 days of the date requiring this report. As a result, the Firm, the Master Fund and the Managed Accounts are deemed not to beneficially own any shares of Common Stock underlying the Warrants. As of December 31, 2021, the Firm may deemed to beneficially own 1,998,000 shares of Common Stock held in the aggregate by the Master Fund and the Managed Accounts.

Ownership percentages are based on 22,047,293 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37714P103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

11 Capital Partners LP

By: /s/ Brian J. Fieber

Brian J. Fieber, Chief Operating Officer and Chief Compliance Officer